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RECEIVED

2007 JAN -3 P 12:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07020074

FILE NO. 082-03311

December 15, 2006

VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith the document of which contents were announced by the Company.

- Notice of Outsourcing of Logistics Operations and of Transfer of Logistics Subsidiary and Associated Fixed Assets (dated December 14, 2006) (English translation)

PROCESSED

JAN 0 5 2007

THOMSON FINANCIAL

Yours very truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

RECEIVED

2007 JAN -3 P 12:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 082-03311

(Translation)

2006-009

December

Notice of Outsourcing of Logistics Operations and of Transfer of Logistics Subsidiary and Associated Fixed Assets

At a meeting on December 14, 2006, Shiseido's Board of Directors resolved to outsource logistics operations currently performed by the Shiseido subsidiary, Shiseido Logistics Company Ltd. (Shigeki Kubo, President & CEO "Shiseido Logistics"), to Hitachi Transport System, Ltd. (Takao Suzuki, President and Chief Executive Officer "Hitachi Transport System"). Under an arrangement proposed by Hitachi Transport System, this change will be accompanied by the transfer of Shiseido Logistics shares to Hitachi Transport System and of logistics-related facilities to ProLogis K,K, (Miki Yamada and Masato Miki, Japan Co-Presidents "ProLogis") and Hitachi Capital Corporation (Kazuo Takano, President & CEO "Hitachi Capital"). Details of these decisions are provided below.

1. Reasons for outsourcing logistics operations and transferring shares and fixed assets

Since fiscal 2005, Shiseido has been pursuing a Three-year Plan seeking to realize expanded growth and improve profitability. By chiefly promoting 100% customer-oriented marketing reforms, Shiseido is working to enhance the value of the *SHISEIDO* Brand, which is the chief management resource for forming close bonds with customers.

In order to adapt skillfully to future changes in the retail distribution environment during these reforms, management established the urgency of improving and raising efficiency in the quality and services of the logistics business through cooperation with Hitachi Transport System.

Until now, the Group's approach to logistics has been for the Company to own logistics-related fixed assets while sub-contracting actual operational control to Shiseido Logistics (a fully-owned subsidiary of Shiseido). These logistics operations currently under contract to Shiseido Logistics will be outsourced to Hitachi Transport System. Under the terms of this resolution, specifically, 90% of Shiseido Logistics shares will be sold to Hitachi Transport System, with the land and physical plant transferring to ProLogis, and facilities to Hitachi Capital respectively. The logistics subsidiary will rent the transferred land, buildings, and equipment and use them to perform logistics operations.

This new outsourcing arrangement and accompanying transfer of shares and fixed assets will help to build a more strategic and efficient logistics capability by further strengthening the partnership in logistics operations that the Company has built with Hitachi Transport System. In addition, it will allow the Company to increase market competitiveness by deploying its management resources in a more focused way.

2. Overview of share transfer

2.1 Overview of affected subsidiary

1) Corporate name	Shiseido Logistics Company Ltd.
2) Representative	Shigeki Kubo
3) Headquarters	23-9 Higashi-Ougishima, Kawasaki-ku, Kawasaki City, Kanagawa Prefecture 210-0869, Japan
4) Established	September 1, 1987
5) Business scope	Packing, transport, and storage of cosmetics and other products
6) End of fiscal year	March
7) Employees	282
8) Capital	¥255 million
9) Total outstanding shares	1,400
10) Shareholder composition	Shiseido: 1,400 shares (100%)

3. Overview of fixed asset transfer

3.1 Assets to be transferred

Asset description and location	Book value	Transfer price (projected)	Current status
At 23-9 Higashi-Ougishima, Kawasaki-ku, Kawasaki City, Kanagawa Prefecture, and 9 other locations: Land: Total 184,617 m^2 Physical plant: Total 127,947 m^2 Logistics-related equipment	Total of ¥18.2 billion	Total of approximately ¥19 billion	Logistics Center

The parties plan to meet in the future to determine which assets will be transferred as well as a suitable transfer price as of the effective date of the transfer.

3.2 Overview of companies receiving assets

1) Land and physical plant

Corporate name	ProLogis K,K,
Representatives	Miki Yamada and Masato Miki
Headquarters	1-5-2, Higashi-Shimbashi, Minato-ku, Tokyo 105-7108, Japan
Business scope	Development, ownership, and operational management of logistics facilities
Relationship to Shiseido	None

2) Logistics-related equipment

Corporate name	Hitachi Capital Corporation
Representative	Kazuo Takano
Headquarters	2-15-12, Nishi-Shimbashi, Minato-ku, Tokyo 105-8712, Japan
Business scope	Finance and financial services
Relationship to Shiseido	None

4. Schedule

December 14, 2006	Adoption of Board of Directors resolution
	Conclusion of Share Transfer Agreement
	Conclusion of Understanding on Transfer of Assets
	Conclusion of logistics contract
End of February 2007	Conclusion of Asset Transfer Agreement (planned)

April 1, 2007	Completion of share and asset transfer and start of outsourcing (planned)

5. Outlook

Because the final transfer of stock and property will not be completed until April 2007, this sale will have little impact on the results for the current fiscal year ending March 31, 2007. The share and asset transfer may result in extraordinary income of ¥3.4 billion on a non-consolidated basis and ¥2.8 billion on a consolidated basis for the fiscal year ending March 2008. The Company will make public more detailed information about the share and asset transfer prices as well as the expected impact on future business performance as it becomes available.

6. Other

The Company plans to send one part-time director to sit on the board of the logistics subsidiary after the share transfer.

For further information, please contact Mr. Tatsuyoshi Endo, Shiseido Public Relations Department (Tel: 03-3572-5111 Fax: 03-6218-5249).